

July 12, 2011

<u>Via E-mail</u>
Robert P. Kelly
Chairman and Chief Executive Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

> **Re: The Bank of New York Mellon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 000-52710**

Dear Mr. Kelly:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 1A. Risk Factors, page 16</u>

1.   We note your response to comment three. We continue to believe that several of your risk factors, including but not limited to the ones specifically mentioned, are too vague to be meaningful to investors. As previously requested, please provide draft disclosure to be included in future filings expanding your risk factors discussions to identify specific situations that make you particularly vulnerable to the identified risks and provide a more specific discussion of the potential consequences.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

Trading Activities and Risk Management, page 62

2.   We have read your response to comment six and continue to remain unclear as to how revenue is generated from your foreign exchange trading transactions. You have indicated that your Investment Services clients may enter into foreign exchange transactions either through direct dealing or standing instructions with BNY Mellon, or transactions with external foreign exchange providers. Please expand your disclosure to discuss how the company's compensation (e.g., fixed fee versus gain/loss on derivative contract) is calculated for each of these methods. In addition, please quantify the amount of revenue generated from each method for the periods presented and discuss the relative profitability of each of these methods.   For example, your disclosure states that the standing instruction program provides a cost-effective and efficient option to your clients, so clarify whether that means that this method is less profitable to you. Finally, please clarify whether all, or only certain, of these methods are the subject of the foreign exchange transactions litigation discussed on page 95. To the extent you have already provided this information, please direct us to where we can locate such disclosures in your filing.

Item 11. Executive Compensation

2010 Corporate Component Results, page 54

3.   We note your response to comment ten and are unable to agree that the financial and qualitative goals are not material to an understanding of your compensation policies and decisions. Please tell us what the goals were and confirm that you will disclose similar goals in future filings. To the extent you believe that disclosure of the goals is not required because it would result in competitive harm such that the goals could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the goals and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Items 2 and 3. Management Discussion and Analysis of Financial Condition and Results of Operations; Quantitative and Qualitative Disclosures about Market Risk, page 4

Loans, page 27

4.   Please tell us how you complied with ASC 310-10-50-15(e) as it requires you to disclose the factors considered in determining that the loan was impaired.

Trading activities and risk management, page 40

5.   We note that you have not had any instances during 2009, 2010 or the first quarter of 2011 where your daily trading losses exceeded your calculated VAR. Given your 99% confidence level, statistically you would expect an average of two to three instances a year in which your actual losses exceed your VAR. Please address the following:

   •   Given that your trading losses never exceeded your calculated VAR during 2009, 2010 and the first quarter of 2011, please tell us how you determined your VAR model is statistically appropriate in light of so few exceptions over such a long time horizon.

   •   Please tell us about any work you performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted.

   •   Address any changes you made to your VAR methodology or assumptions during the last three years. In this regard, we note that you had two VAR exceptions in 2008 and none such that time. Please clarify whether modifications were made in 2008 as a result of the exceptions occurring during that year.

Item 1. Financial Statements, page 54

Note 18 – Commitments and contingent liabilities, page 91

Other, page 93

6.   We note that you provided standard representations for underwriting agreements, acquisition and divesture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services. We also note that you are a minority equity investor in, and member of, several industry clearing or settlement exchanges which may require you to guarantee their obligations and liabilities or to provide financial support in the event of their partners do not honor their obligations. As a result, you concluded that it is not possible to estimate a maximum potential amount of payments that could be

required with such agreements. Please tell us, and revise future filings, to provide all of the disclosures required by ASC 460-10-50-4 for these guarantees.   To the extent that you continue to believe that you cannot estimate a maximum potential amount of future payments, please revise to disclose the reasons you are not able to develop the maximum potential amount, as required by ASC 460-10-50-4b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or Stephanie Hunsaker, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-3234 or Michael Seaman, Special Counsel (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director